Exhibit 99.1

Tricon Announces Closing of U.S. IPO and Private

Placement for Gross Proceeds of US$570 million

Including Full Exercise of Over-Allotment Option

Toronto, Ontario – October 12, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN; NYSE:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, today announced the closing of its previously-announced marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”), representing Tricon’s initial public offering in the United States and listing of the Common Shares on the New York Stock Exchange, as well as its concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”).

A total of 46,248,746 Common Shares were sold, including 41,400,000 to the underwriters in the Offering at a price of US$12.40 per share (the “Offering Price”) (inclusive of 5,400,000 Common Shares following the exercise in full by the underwriters of their over-allotment option) and 4,848,746 Common Shares to BREIT in the Private Placement at a price of approximately US$11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately US$570 million.

“Tricon’s U.S. IPO is the culmination of a decade-long transformation from a small asset manager invested in for-sale housing to a tech-enabled rental housing company focused on the growing single-family rental industry,” said Gary Berman, President and CEO of Tricon. “A U.S. listing is an important next step to align our middle market, Sun Belt focused investment strategy with the deep U.S. public capital markets and to attract more investors to our business as we usher in a new period of growth.”

“As exciting as our future is, we would not have reached this point without the hard work and dedication of our employees who go above and beyond every day to serve our residents. We would also like to take this opportunity to express our gratitude to our Board of Directors and the many longstanding shareholders, private investors and capital market partners for their ongoing support throughout our journey. To our new shareholders, we welcome you to Tricon and look forward to rewarding your confidence in us with a people-first, sustainable approach to business that strives to deliver on our commitments in the years to come.”

Morgan Stanley, RBC Capital Markets, Citigroup, Goldman Sachs & Co. LLC, Scotiabank and Keefe, Bruyette & Woods, a Stifel company, acted as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets also acted as representatives of the underwriters in the Offering.

In connection with the Offering, BREIT exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020, to acquire 4,848,746 Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company is approximately 11.66% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Tel: 416-323-2484 Email: wfrancis@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets Tel: 416-925-2409 Email: wnowak@triconresidential.com

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding the intended use of proceeds of the Offering. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include those risks described in the base shelf prospectus and the prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.